UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

ARCTURUS THERAPEUTICS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M1492T105

(CUSIP Number)

CRAIG WILLETt

ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 200

SAN DIEGO, CA 92121

TELEPHONE: 858-900-2660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M1492T105	13D
1.	Name of Reporting Person Craig Willett
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 108,282 Ordinary Shares
	8.	Shared Voting Power 758,060 Ordinary Shares
	9.	Sole Dispositive Power 108,282 Ordinary Shares
	10.	Shared Dispositive Power 758,060 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 866,342 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 8.1% (1)
14.	Type of Reporting Person (see instructions) IN

(1)	The percentage calculation is based upon 10,691,945 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 5, 2018.

CUSIP No. M1492T105	13D
1.	Name of Reporting Person Phoenician Enterprises, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 294,113 Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 294,113 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,113 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.8% (1)
14.	Type of Reporting Person (see instructions) PN

(1)	The percentage calculation is based upon 10,691,945 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 5, 2018.

CUSIP No. M1492T105	13D
1.	Name of Reporting Person DUR Holdings, LC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 280,810 Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 280,810 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,810 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.6% (1)
14.	Type of Reporting Person (see instructions) OO

(1)	The percentage calculation is based upon 10,691,945 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 5, 2018.

CUSIP No. M1492T105	13D
1.	Name of Reporting Person 6-W Discretionary Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,137 Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,137 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,137 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 1.7% (1)
14.	Type of Reporting Person (see instructions) OO

(1)	The percentage calculation is based upon 10,691,945 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 5, 2018.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of Ordinary Shares of the Issuer (as defined below) on November 15, 2017 as described in Item 4 below.

Item 1.	Security and Issuer

(a)                 This statement relates to the Ordinary Shares, par value of NIS 0.01, of Arcturus Therapeutics Ltd. (formerly known as Alcobra Ltd.), an Israeli corporation (the “Issuer”).

(b)                The principal executive offices of the Issuer are located at 10628 Science Center Drive, Suite 200, San Diego, CA 92121.

Item 2.	Identity and Background

(a)       This statement is being filed by Craig Willett, Phoenician Enterprises, Ltd. (“Phoenician”), DUR Holdings, LC (“DUR”) and 6-W Discretionary Trust (“6-W Trust”, and together with Craig Willett, Phoenician and DUR, the “Reporting Persons”).

(b)       The address of the principal place of business of Craig Willett is c/o Arcturus Therapeutics Ltd., 10628 Science Center Drive, Suite 200, San Diego, CA 92121. The address of the principal place of business of Phoenician is 1301 N. Val Vista Drive Mesa, AZ 85213 The address of the principal place of business of DUR is 1301 N. Val Vista Drive Mesa, AZ 85213. The address of the principal place of business of 6-W Trust is 1301 N. Val Vista Drive Mesa AZ 85213 .

(c)       Mr.Willett serves on the board of directors of the Issuer. Mr. Willett is the general partner of Phoenician. Mr. Willett is the president of Elizann, Inc., which is the manager of DUR. Mr. Willett is the investment trustee of 6-W Trust.

(d)       During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr.Willett is a citizen of the United States. Phoenician is a Utah Limited Partnership. DUR is an Arizona limited liability company. 6-W Trust is an irrevocable trust.

Item 3.	Source and Amount of Funds or Other Consideration

The Ordinary Shares held by the Reporting Persons were acquired as described in Item 4 below.

Item 4.	Purpose of Transaction

As reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 16, 2017, on November 15, 2017, the Issuer completed its business combination with what was then known as “Arcturus Therapeutics, Inc.” (“Private Arcturus”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 27, 2017, by and among the Issuer, Aleph MergerSub, Inc. (“Merger Sub”), and Private Arcturus (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Private Arcturus, with Private Arcturus surviving as a wholly owned subsidiary of the Issuer (the “Merger”). In connection with, and prior to the completion of, the Merger, the Issuer effected a 7-for-1 reverse stock split of the Issuer’s Ordinary Shares (the “Reverse Share Split”). In connection with the Merger, the Issuer changed its name to “Arcturus Therapeutics Ltd.” Immediately prior to and in connection with the Merger, each outstanding share of Private Arcturus’s capital stock (other than common stock), whether in the form of preferred stock, warrants and convertible notes, was converted into one share of Private Arcturus’s common stock at ratios determined in accordance with Private Arcturus’s certificate of incorporation then in effect. Under the terms of the Merger Agreement, at the effective time of the Merger, the Issuer issued Ordinary Shares to Private Arcturus stockholders, at an exchange ratio of 0.293 Ordinary Shares (after taking into account the Reverse Share Split) per share of Private Arcturus common stock outstanding immediately prior to the Merger. The exchange ratio was determined through arms’-length negotiations between the Issuer and Private Arcturus. An aggregate of approximately 6,631,712 Ordinary Shares were issued to the Private Arcturus stockholders in the Merger, including the Ordinary Shares beneficially owned by the Reporting Persons that are disclosed on the cover pages of this statement. In connection with the Merger, Mr. Willett entered into a Lock-Up Agreement dated September 27, 2017 in the form attached to the Merger Agreement as Exhibit C (the “Lock-Up Agreement”).

Mr. Willett is supportive of the actions taken by the Issuer described in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 2, 2018.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information contained on the cover pages of this statement is incorporated herein by reference.

(c)       The Reporting Persons have not effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and Lock-Up Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 7, 2018, by and among Craig Willett, DUR Holdings, LC, Phoenician Enterprises, Ltd., and the 6-W Discretionary Trust.

99.2

Agreement and Plan of Merger and Reorganization, dated as of September 27, 2017, by and among the Issuer, Aleph MergerSub, Inc., and Arcturus Therapeutics, Inc. (a copy of which is attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-35932) furnished to the Securities and Exchange Commission on September 28, 2017, and which is incorporated herein by reference).

99.3	Lock-Up Agreement, dated as of September 27, 2017, by and between the Issuer and Craig Willett (the form of which is included in Exhibit 99.2 as Exhibit C thereto).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(a), that this statement is being filed on behalf of each of the Reporting Persons herein.

Date: February 7, 2018	/S/ Craig Willett
Craig Willett

Phoenician Enterprises, Ltd.

	By:	/S/ Craig Willett
Craig Willet, General Partner

DUR Holdings, LC
	By:	Elizann, Inc., its Manager

	By:	/S/ Craig Willett
Craig Willet, President of Elizann, Inc.

6-W Discretionary Trust

	By:	/S/ Craig Willett
Craig Willet, Trustee